

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

October 12, 2016

<u>Via E-mail</u>
Jon R. Moeller
Chief Financial Officer
The Procter & Gamble Company
One P&G Plaza
Cincinnati, Ohio 45202

> **Re:** **The Procter & Gamble Company**
> **Form 8-K Filed August 2, 2016**
> **Response Dated October 3, 2016**
> **File No. 1-00434**

Dear Mr. Moeller:

We have reviewed your October 3, 2016 response to our comment letter and have the following comment. Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response. After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our reference to prior comment is to comments in our September 26, 2016 letter.

1. We note your response to comment 2. Please expand your description of the incremental restructuring adjustment in future earnings releases to clarify that the adjustment is only for the restructuring costs above what you believe are the annual normal, recurring level of restructuring costs.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or Robert Shapiro, Staff Accountant, at (202) 551-3273 with any questions.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Senior Assistant Chief Accountant

Office of Manufacturing and
Construction